December 21, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Mr. Kyle Moffatt Accounting Branch Chief

Re:	PCTEL, Inc. Form 10-K: For the Fiscal Year Ended December 31, 2008 Filed March 16, 2009 Documents Incorporated Therein by Reference File No. 0-27115
Dear Mr. Moffat:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 20, 2009 relating to PCTEL, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2008 (the “Fiscal 2008 10-K”), and the Definitive Proxy Statement filed on April 28, 2009 on Schedule 14A (the “2009 Proxy”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Fiscal 2008 10-K and 2009 Proxy as applicable.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

Form 10-K for the Fiscal Year Ended December 31, 2008
9. Income Taxes, page 61
1. We note that you reversed the valuation allowance during 2008 because you believe your projected income will be more than adequate to offset the deferred tax assets remaining after the disposition of the Sigma assets in the third quarter 2008. Tell us in more detail why you believe your reversal of the valuation allowance is appropriate and refer to your basis in the accounting literature. Also explain why you believe your significant reversals in 2007 and 2006 were appropriate. Your response should address continued losses from operations during 2009.
     The Company evaluates its deferred tax assets (DTA’s) each quarter to determine if it is more likely than not that they will not be realized in whole or in part, based on the weight of the evidence (ASC Topic 740-10-30-5). The Company considers all available evidence as of the date of each filing. Such information includes the Company’s current financial position and its results of operations for the current and preceding quarters and years. It is supplemented by currently available information as of the date of the filing about future years (ASC Topic 740-10-30-17).
     The Company considers four possible sources of future income when evaluating whether its DTA’s will be realized: Future reversals of existing taxable temporary differences; future taxable income exclusive of reversing temporary differences and carryforwards; taxable income in prior carryback year(s) if carryback is permitted by law; and tax planning strategies available to the Company that could change the nature, timing or taxability of its DTA’s in a way to enable them to be realized (ASC Topic 740-10-30-18). The Company has not historically generated significant deferred tax liabilities that would be available for future reversal, nor did it have any in 2006, 2007 or 2008. Additionally, the Company did not have tax strategies available to it during those years that would affect the realization of its DTA’s. Therefore our specific response for each year addresses future taxable income exclusive of reversing temporary differences and carryforwards, and taxable income in prior carryback year(s) if carryback is permitted by law.
     The Staff’s comment speaks to the appropriateness of reversals made to income tax reserves and valuation allowances in each of 2006, 2007 and 2008. Our response is presented in chronological order, starting with 2006.
     Fiscal Year Ended December 31, 2006
     At December 31, 2006 the Company recorded $0.1 million of net DTA’s, comprised of $19.0 million of gross DTA’s less a valuation allowance of $18.9 million. The $0.1 million of DTA’s not reserved related to residual alternative minimum tax credits expected to be utilized in 2007.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

     Future Taxable Income Exclusive of Reversing Temporary Differences and Carryforwards — The first set of evidence evaluated was the historical pattern of earnings before provision for income taxes, both actual and pro-forma. The Company had experienced a loss before provision for income taxes in 2004, 2005 and 2006. Additionally, the Company also reviewed the pro-forma earnings before provision for income taxes adjusted for two unusual one time items occurring in 2006 (ASC Topic 740-10-30-17). The first pro-forma adjustment was an addition to income for a $20.3 million impairment expense of goodwill and intangibles related to the restructuring of one of its product lines. The second pro-forma adjustment was a subtraction of income for a $7.0 million one time licensing revenue and gross margin transaction. After the adjustments, the pro-forma earnings before provision for income taxes were still a loss for 2006. Additionally, there was not a consistent pattern of quarterly income before income taxes within any of the three years either on an actual or pro-forma basis.
     The second set of evidence evaluated was the Company’s future earnings projections. The Company had projected income of approximately $3.8 million for 2007, based on its financial plan of record approved by the Board of Directors.
     Taxable Income in Prior Carryback Year(s) if Carryback is Permitted by Law — There was no period of taxable income available to support a carryback. This potential source of future income was not a factor in 2006.
     Valuation Allowance Conclusion 2006 — The cumulative losses represented significant negative evidence when evaluating the need to maintain the valuation allowance. The future earnings projections represent positive evidence that some portion or all the DTA’s would be realized in the future. “An enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative evidence and positive evidence should commensurate with the extent to which it can be objectively verified” (ASC Topic 740-10-30-23). The negative evidence, represented by the history of actual and pro-forma losses, can be verified. The positive evidence, represented by future earnings projections of the 2007 financial plan, could not be objectively verified at the filing date. Therefore, the Company applied more weight to the negative evidence than the positive evidence, and concluded, based on the weight of the evidence, that it was more likely than not that the DTA’s at December 31, 2006 would not be realized.
     Other Significant Income Tax Reserve Activity — In 2006, the Company reversed a $5.2 million U.S. income tax contingency reserve related to inter-company business conducted between one of its wholly owned foreign subsidiaries and the Company’s U.S. entity. The foreign entity operated from 1997 until liquidation in 2002, when it was liquidated. The reserve was recorded over the period from 1997 through 2000, and is unrelated to the Company’s adoption of ASC Topic 740-10-5 through 55, Accounting for

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

Uncertainty in Income Taxes. The Company was subject to a U.S. Internal Revenue Service examination of its U.S. corporate income tax returns for the years 1996 & 2001. The examination included requests for information for the years 1997 — 2000 that covered the activities for which the reserve was recorded. No adjustments related to the reserved activities were proposed as part of the examination. The tax examination was concluded in 2005. However the terms of the conclusion letter provided for a one year window in which the examination could be reopened. The reserve was reversed in 2006 when the one year window expired.
     Fiscal Year Ended December 31, 2007
     At December 31, 2007, the Company recorded net DTA’s of $7.9 million, comprised of $18.8 million of gross DTA’s less a valuation allowance of $10.9 million. During the fourth quarter 2007 the Company released $7.9 million of the valuation allowance balance at December 31, 2006, based on objectively verifiable evidence of future income in 2008, and to the extent that the law allows carryback from 2009 and 2010 back to 2008 .
     Future Taxable Income Exclusive of Reversing Temporary Differences and Carryforwards — The first set of evidence evaluated was the historical pattern of earnings before provision for income taxes, both actual and pro-forma. The Company had experienced a loss before provision for income taxes in 2005, 2006 and 2007. As discussed previously with regards to 2006, the Company reviewed income on a pro-forma basis for 2006. However, the pro-forma results were still a loss. Within 2007, the Company experienced income before provision for income taxes in both the third and fourth quarters of 2007 in aggregate of $2.3 million. However, the Company concluded a two quarter trend of income by itself was not considered to be sufficiently strong earnings history to overcome the negative evidence of three years of historical annual losses. Therefore, the Company considered the historical pattern of losses taken in its entirety to be negative evidence that the DTA’s would be realized.
     The second set of evidence evaluated was the Company’s future earnings projections. The Company had projected income from continuing operations of approximately $5.4 million for 2008, based on its financial plan of record approved by the Board of Directors.
     The third set of evidence evaluated was the Company’s sale of its Mobility Software Group Operating Segment on January 5, 2008, which is accounted for in discontinued operations. The sale represented a material subsequent event to the financial statements for the fiscal year ended December 31, 2007, that occurred before the filing date of the 2007 10-K. The sale generated a significant capital gain that caused the Company to have taxable income on its 2008 corporate income tax return of

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

approximately $35 million and a payable for U.S. federal income taxes of approximately $9 million.
     Taxable Income in Prior Carryback Years — The DTA balance at December 31, 2007 contained $7.9 of DTA’s reversing in the years 2008 — 2010. The 2008 reversing amount will be realized through the 2008 gain in that year and the 2009 and 2010 reversing amounts will be realized through carry back to 2008 under the two year carry back rule. The 2008 taxable income is sufficient to absorb all three years of reversals.
     Valuation Allowance Conclusion 2007 — The cumulative loss, both actual and pro-forma, represents negative evidence that the DTA’s would go unrealized. The future earnings projections represent positive evidence that a portion or all the DTA’s would be realized in the future. The ability to utilize the DTA’s reversing in 2008 — 2010 through the 2008 income represents positive evidence that the $7.9 million of DTA’s reversing in that period will be realized. “An enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative evidence and positive evidence should be commensurate with the extent to which it can be objectively verified” (ASC Topic 740-10-30-23). The negative evidence, represented by the history of actual and pro-forma losses, can be objectively verified. The positive evidence, represented by future earnings projections of the 2007 financial plan, could not be objectively verified at the filing date. The positive evidence that the $7.9 million of DTA’s reversing in 2008 — 2010 will be realized through the 2008 income and carry back under tax law is objectively verifiable at the filing date, and represents the highest quality of positive evidence obtainable. Therefore, with regards to the $7.9 million of DTA’s reversing in 2008 — 2010, the Company concluded that the positive objectively verifiable carry back evidence supports a conclusion that those DTA’s would be realized, and no valuation allowance was recorded against these assets. With regards to the remaining $10.9 million of DTA’s, the Company gave more weight to the negative objectively verifiable evidence than the positive non-verifiable evidence, and concluded, based on the weight of the evidence, that it was more likely than not that the remaining $10.9 million of DTA’s at December 31, 2006, would not be realized.
     Fiscal Year Ended December 31, 2008
     At December 31, 2008, the Company recorded net DTA’s of $11.3 million, comprised of $12.5 million of gross DTA’s less a valuation allowance of $1.2 million. The Company released $9.8 million of the valuation allowance balance at December 31, 2007, during 2008, based on projected future income. The remaining $1.2 million of valuation allowance at the end of 2008 relates to credits and state net operating losses that the Company does not expect to realize because they correspond to tax jurisdictions that the Company no longer has significant operations.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

     Taxable Income in Prior Carryback Years — $3.2 million of DTA’s that will be reversing in 2009 — 2010 are realized through carry back to 2008 under tax law, as previously discussed in our comments about the 2007 DTA’s.
     Future Taxable Income Exclusive of Reversing Temporary Differences and Carryforwards — The first set of evidence evaluated was the reversal pattern. The $11.3 million of DTA’s at December 31, 2008, had a reversal pattern of $3.2 million in 2009 — 2010 and $8.1 million reversing approximately $1.0 million per year over the eight years from 2011 — 2019. The lengthy and ratable reversal pattern derives from the nature of the DTA’s being goodwill; thus requiring only modest levels of annual future income to be realized.
     The second set of evidence is the Company’s earnings history, which primarily relates to whether it is more likely than not that the $8.1 million of DTA’s reversing approximately $1.0 million per year over the eight years from 2011 — 2019 will be realized. The Company had established a pattern of five consecutive quarters of income from continuing operations before provision of income taxes through the third quarter of 2008 in aggregate of $5.7 million. During the fourth quarter of 2008, the Company recorded two unusual expense items, which caused the fourth quarter and the full year to be a loss before provision for income taxes. The first was $16.7 million of goodwill impairment expense. The goodwill impairment was caused by a limitation in the Company’s market capitalization as a result of the stock market decline in the fourth quarter 2008. The goodwill impairment did not have an impact on the Company’s taxable income in its tax filings. The second was a $1.7 million mark to market loss recorded in the quarter on the Company’s short term marketable securities caused by the turmoil in the credit markets during the fourth quarter 2008. The Company considered the goodwill impairment expense and the mark to market loss to be unusual items that are not indicative of the long term income pattern of the Company (ASC Topic 740-10-30-5). On a pro-forma basis the Company generated income before provision for income taxes of $4.6 million in 2008 and $6.8 million for the six quarters ended December 31, 2008 (i.e. $4.6 million annualized run rate).
     The third set of evidence is the Company’s future earnings projections, which primarily relates to whether it is more likely than not that the $8.1 million of DTA’s reversing approximately $1.0 million per year over the eight years from 2011 — 2019 will be realized. The Company first began seeing the negative affect on revenue from the worldwide economic downturn during its financial planning cycle for 2009, which was incorporated into its 2009 financial plan. The Company had projected a loss of approximately $3.9 million for 2009 in its financial plan of record approved by the Board of Directors. Due to the DTA’s reversing in 2009 — 2010 being eligible to be realized through carry back to 2008, the worldwide economic downturn would have two years to resolve itself before becoming relevant to the realization of the DTA’s reversing from

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

2011 — 2019 at approximately $1.0 million per year. The Company would have to return to an average of approximately $2.9 million of income before provision of income taxes per year in order for the DTA’s to be fully realized. This represents a 38% decrease from the pro-forma historical income level of both the 2008 year and the annualized level for the six quarters before the worldwide economic downturn. The Company’s internal long term income projections are significantly higher than that level.
     Valuation Allowance Conclusion 2008 — The positive objectively verifiable evidence in support of the $11.3 million net DTA balance at December 31, 2008, ultimately being fully realized is: the amount of DTA’s to be realized through carry back; the strong actual earnings history for the five quarters ended September 2008; the strong pro-forma earnings history for the six quarters ended December 31, 2008; the two year period until 2011 that the carry back period provides for the affects of the world wide economic downturn on the Company to resolve itself; and the lower income levels from 2011 — 2019 required to fully realize the DTA’s, as compared to historical actual and pro-forma earnings that predate the worldwide economic downturn.
     The negative evidence in support of the $8.1 million net DTA balance at December 31, 2008 that is scheduled to reverse in 2011 — 2019 ultimately not being fully realized is: the actual historical earnings objectively verifiable evidence is a loss for 2006, 2007, and 2008; and the non-verifiable forecasted future loss for 2009 in the financial plan.
     The Company concluded that the weight of the positive objectively verifiable evidence supports a position that the $11.3 million DTA’s at December 31, 2008, were more likely than not going to be realized.
Definitive Proxy Statement filed April 28, 2009
Compensation Discussion and Analysis
Summary of the 2008 Short Term Incentive Plan, Page 28
2.	In future filings, please explain how the compensation committee determines the “maximum potential bonus” for each named executive officer.
     We will add a clarification in future proxy disclosures. Had we made the disclosure in the April 28, 2009 Proxy it would have taken the form of an additional bullet point on page 27 under the paragraph entitled “Key Terms of Short Term Incentive

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

Plan”. The additional bullet point would have read as follows. The added wording is highlighted in italics and is underlined.
     “In establishing performance goals under the plan (including over-achievement and under-achievement levels), the Committee takes into consideration the following factors:
•	The level of achievement under the company’s annual financial plan established by management and approved by the Board of Directors.
•	Areas of desired improvement in financial and operating performance of the company, not necessarily included in the company’s annual financial plan.
•	The anticipated payout of awards under the plan measured against the likelihood that the company will be able to achieve the planned levels of performance.
•	The maximum payout of awards under the plan as measured against the survey data and peer group data utilized by the company’s independent compensation consultant.”
3.	We note that organizational unit goals were used to determine short term incentive plan awards for certain of your named executive officers. In future filings please disclose the performance targets and goals for each named executive officer. See item 402(b)(2)(v) of Regulation S-K.
     We respectfully submit to the Staff that further disclosure regarding the current internal performance targets under our annual Short Term Incentive Plan is not required because further disclosure would result in competitive harm and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.
     It should also be noted that the Staff included the identical comment in connection with its review of our 2008 Proxy. By letter dated July 28, 2008, we responded to the Staff by noting the competitive harm that we believe would result from following the Staff’s guidance, and the factual rationale for this belief as applied against the applicable legal standard. Following an exchange of correspondence with the Staff at that time, we included a paragraph in the 2009 Proxy entitled “Achievement of 2009 Financial Plan” on page 30 which discusses how difficult it will be for the executives to achieve the undisclosed target levels in the context of historical bonus performance. We believe that our disclosure complies with the instruction. Further, the positions set forth in our July 28, 2008 letter remain applicable to the current request of the Staff to disclose the organizational unit goals that are part of our 2009 Short Term Incentive Plan.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

     A copy of our August 25, 2008 letter is attached to this response for your reference.
     For reference, the bonus difficulty discussion on page 30 of the 2009 Proxy reads as follows.
     “Achievement of 2009 Financial Plan
     The company’s 2009 financial plan contemplates overall financial performance that is significantly reduced from planned and actual results for 2008. The turmoil in the current economic environment creates substantial uncertainty regarding the company’s ability to achieve planned financial and operating goals, and accordingly the management of the company has determined not to release guidance to the financial community relating to the company’s projected 2009 financial performance. Such turmoil has also created uncertainty regarding the ability of the company’s executive officers and key managers to achieve the goals under the 2009 Short Term Incentive Plan because the goals are based upon organizational metrics that correspond to the company’s anticipated performance under the 2009 financial plan. Although the 2009 Short Term Incentive Plan is intended to establish goals that are reasonably achievable and which lead to rational levels of compensation when compared to prior years, the Compensation Committee and management believe that the ability to achieve the 2009 financial plan at the corporate and organizational unit levels will be challenging. It is management’s current expectation, based on economic indicators in general and on the uncertainty in the company’s customer markets, that the payment in aggregate dollars to the participants in the 2009 Short Term Incentive Plan will be less than the aggregate amounts paid out under the 2008 Short Term Incentive Plan.”
4.	We note that the named executive officers were awarded materially different percentages of their maximum potential bonus under the 2008 Short Term Incentive Plan. In future filings please clarify whether the differing awards are solely attributable to the use of organizational goals unit performance goals identified on page 28 for certain officers. If the Compensation Committee considers other factors in its determination of short term incentive awards, please provide more analysis of such factors. See items 402(b)(2)(v) and (vi) of Regulation S-K.
     We will add a clarification in future proxy disclosures. Had we made the disclosure in the April 28, 2009 Proxy it would have read as follows.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 /www.pctel.com
PCTEL Inc. © 2005

     “The differences in bonuses awarded to each named officer as a percentage of their maximum potential bonus under the 2008 Short Term Incentive Plan is solely attributed to the use of organizational unit goal performance. There were no other factors used in determining the bonuses other than those disclosed under “Summary of the 2008 Short Term Incentive Plan, found on page 28.”
****
     Based on the nature of the comments from the Staff and the responses of the Company set forth in this letter, we respectfully submit that amendments of the Company’s public reports cited at the beginning of this letter would not provide materially meaningful information and therefore are not necessary.
****
     Please direct any further questions or comments to me (630) 339-2102. In addition, we would request that you provide a facsimile of any future correspondence regarding this matter to my attention at (630) 233-8076.

	By:	/s/ John Schoen
DATE: December 21, 2009		NAME: JOHN SCHOEN
		Title:	Chief Financial Officer

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005